

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 5, 2009

Mr. Michael J. Van Handel
Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
           Form 10-K for the year ended December 31, 2008
           Filed February 20, 2009
           File No. 1-10686

Dear Mr. Van Handel:

       We have reviewed your supplemental response letter dated April 1, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 18, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

       Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 17

1.   We note your response to prior comment 1 and your proposed, revised
        disclosures. You indicate that due to the significant overall uncertainty about the
        depth and length of the current economic downturn, you have not provided any
        predictions about the future operating results for your company or reportable
        segments. However, we believe that it is even more important, considering the
        current economic environment, that you communicate to investors in a clear and
        straightforward manner about the challenges you face today and how you intend
        to progress forward. Your proposed disclosures speak in generalizations, and it is
        unclear how you intend to drive your business specifically as a whole and by
        segment through the next fiscal year. We believe that your overview should
        provide a balanced, executive-level discussion that identifies the most important
        themes or other significant matters with which management is primarily
        concerned in evaluating the company's financial condition and operating results.
        Please revise or advise.

Segment Results, page 23

2.   We note your response to prior comment 2. You indicate that you believe that
        providing any additional disclosures about future trends or forecasted operating
        results for the company or for any reportable segment would not have been
        meaningful, because it would have been based on speculation rather than
        reasonable expectations. We believe that the withdrawal of guidance given the
        substantial uncertainty of the economic environment does not preclude your
        obligation to discuss the expected impact that current known trends will have in
        your operating results on a short-term basis. Although you may not be able to
        reasonably predict the duration of current trends on a long-term basis, we believe
        that you should disclose, based on current available information, management's
        assessment as to whether these trends are reasonably expected to have a material
        effect on your operating results on a short-term basis.

3.   Further, we note that in the current economic environment, you have transitioned
        a number of employees into project-based roles in the fourth quarter of 2008 to
        reduce your fixed costs. As a result, it appears that you are reducing your fixed
        costs until the economy improves and revenues increase. However, we also note
        that your revenues will continue to be negatively impacted until the economy
        improves. Please expand your MD&A discussion to explain, if true, that the
        impact of the reductions of these fixed costs will not be sufficient to offset the
        declines in revenues.

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

4.   We note your response to comment 3. Please revise as follows:

        • Disclose goodwill by reporting unit.

        • Provide a discussion of your historical growth rates and explain how your
          historical growth rates were considered when determining the growth rate to
          be utilized in your cash flows projections.

        • Disclose the annual growth rate you need to achieve in your cash flow
          projections in order to avoid having a goodwill impairment charge.

        • In view of the current economic environment, discuss how you considered the
          uncertainties inherent in your estimated future growth rates. For example,
          you should explain if and when you anticipated a recovery of the economy in
          your growth rates used in your cash flows analysis.

Cash Sources and Uses, page 27

5.   We note your responses to comments 4 and 5. It is unclear to us why you believe
        that your liquidity improves during an economic downturn and worsens when the
        economic conditions improve. In this regard, it appears to us that the favorable
        impact on your operating cash flows as a result of your decrease in account
        receivables may be only temporary. Tell us how liquidity would be impacted in
        the event that your revenues and operating margins continue to decrease
        significantly quarter after quarter.

6.   We note from your response to comment 2, that you find it even more difficult to predict your future revenue trends and profitability given the recent global economic downturn and the overall uncertainty about the depth or length of the downturn. However, we believe that you should discuss your ability to generate cash to meet your cash requirements on a long-term basis assuming a continuation of the significant negative impact that the recent economic global downturn has had on your operating results. In this regard, we note that 73% of your long-term debt matures in 2012 and 2013 and that the revolving credit agreement matures in 2012.

7.   Further, we note that you met with two credit agencies in late 2008 and both agencies updated their ratings at that time. You also indicate that at the time of your filing, based on those discussions and your forecasts, you did not anticipate any credit rating or rating outlook changes. Subsequent to your filing, Moody's lowered their credit outlook from stable to negative, but did not adjust their credit rating. Please revise to explain in detail why you believe Moody's lowered their credit outlook from stable in late 2008 to negative subsequent to the time of your filing and how you believe this will impact your ability to obtain external financing in the future.

8.   You indicate that you assess liquidity on a company-wide basis, and you have provided a discussion on a company level basis. Please note that you should also disclose your liquidity needs by segment. Revise accordingly.

9.   We note from your disclosure in note 5, that as of December 31, 2008, you have identified approximately $522.2 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France. You also indicate that you currently do not have specific plans to repatriate these funds, however you may do so in the future as cash needs arise. We also note that you have not recorded a deferred tax liability on the $522.2 million unremitted earnings. Under paragraph 12 of APB 23, if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent company, it should accrue as an expense of the current period income taxes attributable to that remittance. Considering your disclosure that the $522.2 million will likely be repatriated, it is unclear to us how you concluded that it is not apparent that the $522.2 million will not be remitted in the foreseeable future. Also, tell us why you believe that because of the fact that you currently do not have specific plans to repatriate these funds, you concluded that it is not apparent that these funds will not be remitted

Notes to Financial Statements

Note 7. Goodwill, page 60

10.   We note your response to prior comments 6 and 7. We believe that you should
        revise the table, as presented on page 60, to disclose goodwill by reportable
        segment in accordance with the disclosure requirements in paragraph 45(c) of
        SFAS No. 142.

Note 15. Segment Data, page 68

11.   We refer to your presentation of segment assets found on page 70. Please revise
        to disclose segment assets in accordance with paragraph 29 and a reconciliation of
        total reportable segment assets to total assets in accordance with paragraph 32(c)
        of SFAS No. 131.

                                *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief
Accountant, at (202) 551-3351 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3810 with any
other questions.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director